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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2002

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F    X           Form 40-F
                                  ------                   ------

      Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No     X
                            ------                   ------

      If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.


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                                   CELANESE AG


      On July 30, 2002 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Second Quarter 2002 Shareholder Letter, an Investor Information Release containing Second-quarter 2002 Report and a Press Release announcing second quarter 2002 results, which are respectively attached as Exhibits 99.1, 99.2 and
      99.3 hereto and incorporated by reference herein.













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                                    EXHIBITS


       Exhibit No.                  Exhibit
       -----------                  -------
       99.1                         Second Quarter 2002 Shareholder Letter















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                                    EXHIBITS


       Exhibit No.                  Exhibit
       -----------                  -------

       99.2                         Investor Information Release containing
                                    Second-quarter 2002 Report












                                     Page 4


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                                    EXHIBITS


       Exhibit No.                  Exhibit
       -----------                  -------

       99.3                         Press Release announcing second quarter
                                    2002 results















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                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CELANESE AG
                                          (Registrant)

                                          By:       /s/ P. W. Premdas
                                               ---------------------------------
                                          Name : Perry W. Premdas
                                          Title: Member of the Management Board
                                                 (Chief Financial Officer)




Date: July 30, 2002





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                                 EXHIBIT INDEX


       Exhibit No.                  Exhibit
       -----------                  -------

       99.1                         Second Quarter 2002 Shareholder Letter

       99.2                         Investor Information Release containing
                                    Second-quarter 2002 Report

       99.3                         Press Release announcing second quarter
                                    2002 results